Exhibit 99.5

                           ZARLINK SEMICONDUCTOR INC.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       Name and address of Company

         Zarlink Semiconductor Inc.
         400 March Road
         Ottawa, Ontario
         K2K 3H4

2.       Date of Material Change

         November 10, 2006.

3.       News Release

         A press release reporting the material change was issued by Zarlink Semiconductor Inc. ("Zarlink Canada") at Ottawa on November 10, 2006, a copy of which is attached.

4.       Summary of Material Change

         On November 10, 2006, Zarlink Canada announced that in applying September 2006 SEC guidance to its accounting for stock option grants under U.S. Generally Accepted Accounting Principles (GAAP), it has identified certain historical differences related to stock-based compensation. The cumulative effect of these differences for the period Fiscal 1997 through Fiscal 2006 will require an adjustment of between approximately US$1.1 million and US$1.3 million to the Company's accumulated deficit of US$599.9 million as of April 1, 2006.

5.       Full Description of Material Change

         On November 10, 2006, Zarlink Canada announced that in applying September 2006 SEC guidance to its accounting for stock option grants under U.S. Generally Accepted Accounting Principles (GAAP), it has identified certain historical differences related to stock-based compensation. The cumulative effect of these differences for the period Fiscal 1997 through Fiscal 2006 will require an adjustment of between approximately US$1.1 million and US$1.3 million to the Company's accumulated deficit of US$599.9 million as of April 1, 2006. It is expected that the adjustment will be reflected in Zarlink's Fiscal 2007 third quarter balance sheet and will have no impact on previously reported financial results or the Company's statements of income for any period.

         Based on the SEC's interpretive guidance, if the option exercise price is at a price which differs from any of the opening, average or closing price on the date of the grant, then this may result in stock compensation expense. Zarlink has substantially completed a voluntary review of its stock option grants under the Company's current stock option plan

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         for the period  Fiscal  1997  through  Fiscal  2006  inclusive  and has determined that, on an aggregate basis, the five-day average pricing formula was equivalent to the grant day closing price. However, for accounting purposes, the Company must expense those option grants where the use of the five-day average resulted in a lower exercise price than would have been in effect had the grant day closing price been used. While the effect on compensation expense in each year from Fiscal 1997 through Fiscal 2006 is not considered to be material, the cumulative effect of this adjustment is expected to result in an increase to opening deficit and a corresponding decrease to additional paid-in capital of between approximately US$1.1 million and US$1.3 million.

         The opening deficit prior to this adjustment is US$599.9 million. This adjustment will have no impact on total shareholders' equity. Under Staff Accounting Bulletin No. 108 (SAB 108), the adjustment will have no effect on Zarlink's statements of income and no restatement of previously reported results will be required. Zarlink began recording stock compensation expense at fair value in accordance with Statement of Financial Accounting Standards No. 123 (SFAS 123R), Share-Based Payment in Fiscal 2007. As a result, there will be no future impact of the five-day average pricing formula.

         The Company expects to complete its final analysis during the third quarter of Fiscal 2007 and will reflect the final adjustment in its third quarter financial statements.

6.       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

         Not applicable.

7.       Omitted Information

         None.

8.       Executive Officer

         For  further   information,   please  contact  Scott  Miligan,   Senior
         Vice-President, Finance and Chief Financial Officer (613) 592-0200.

9.       Date of report

         November 10, 2006.